Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Fusion Properties Management Group, Inc. d/b/a Fusion Farms
2009 Calle Jaime Rodriguez
Mayagüez, Puerto Rico 00682
https://www.fusionfarmspr.com/

Up to $1,070,000.00 in Common Stock at $10.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Fusion Properties Management Group, Inc. d/b/a Fusion Farms **Address:** 2009 Calle Jaime Rodriguez, Mayagüez, Puerto Rico 00682
State of Incorporation: PR
Date Incorporated: October 31, 2016

Terms:

Equity

Offering Minimum: $10,000.00 | 1,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 107,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $10.00
Minimum Investment Amount (per investor): $100.00

*Maximum subject to adjustment for bonus shares. See 10% Bonus below

On April 17, 2019, **Fusion Properties Managment Group, Inc. (d/b/a Fusion Farms)** filed an amendment increasing the authorized shares of Common Stock of the Company from 20,000 to 860,000. At same time, the Company effected a 43:1 stock split, increasing the pre-offering shares outstanding from 10,000 to 430,000.

All shares issued in this Offering at **$430 per share prior to April 17th were included in the stock split, and as a result of the stock split, will own 43 shares of common stock for each share purchased prior to the amendment, resulting in the same percent of ownership of the Company.**

All shares sold in the **offering subsequent to the amendment will be sold at a price per share of $10.**

The pre-money valuation of $4,300,000 has not been affected by this corporate action.

The 10% Bonus for StartEngine Shareholders

Fusion Properties Management Group, Inc. will offer 10% additional bonus shares for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 10 shares of Common Stock at $430 / share, you will receive 11 Common Stock, meaning you'll own 11 shares for $4,300. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

The Company and its Business

Company Overview

Fusion Farms ("FF") combines elements of hydroponics, aquaculture and renewable energy in a fully contained and controlled environment. Sustainable Closed Environment Aquaponics ("CEA") provides a unique combination of technologies and agriculture for the production of a variety of food products, as well as fish, in a CEA facility. Extensive scientific research on closed-loop aquaponic ecosystems has paved the way for repeatable, scalable food production, which represents an innovative advance in the way food supplies will be grown in the future.

Competitors and Industry

1. Baru Fresh Invest - is hydroponic farming in Volcan Baru. Hydroponic farming allows crops to grow faster, all year round, using less water and minimal labor while eliminating crop failures. Volcan Baru, in the beautiful highlands of Panama, is the ideal location to install greenhouses and grow berries, which are in high local and global demand. 2. Lily Pad Farm in San Marcos, TX. Their farm sits on roughly two acres of land, surrounded by cattle ranches, out in the beautiful countryside. Their farm consists of three greenhouses that contain commercial aquaponic production systems, which are modeled after the University of the Virgin Island's (UVI) system. 3. Green AG Inc. dba Green Organic Farms. Green AG, Inc was developed to create indoor, climate controlled organic farms using vertical growing and drip irrigation water technology. There are over 4 years of history in the technology. The Green AG technology employs vertical density, climate control and where necessary, harvested water from the atmosphere and energy developed from waste, solar or gas. We think Green AG has less operating costs than other forms of farming and produces a far more consistent, better tasting and lower cost to produce organic, non tree crop than any other method in existence.

Current Stage and Roadmap

The Plan: We have defined in detail the elements and specifications in a new Integrated Agro model gleaned from research and existing CEA facilities around the globe. FF has created detailed plans and specifications, including component details, definition and quantities of fish, plant and other species integral to the indoor model. In addition to creating a sustainable model for agriculture and attendant revenue streams derived from commercial farming of plants and animals, CEA models also have potential for derivative herb and health supplements as well as medicinal products that are natural and non-toxic. The Technology: The FF model is intended to create an efficient design based on the current elements, adding advanced technology through engineering rigor that will enhance performance and scalability. Sensory and software components that automate the management and daily operation of the

system will be included in this design. Data capture will play a vital role in the success of the model and FF will incorporate the most innovative technologies available within the budget allowed. The Model: Based on the scale of the model and specs, the plan will include both indoor and outdoor facility use, including but not limited to: • Water use and conservation: Irrigation, flow design, rain water harvesting • Vertical and horizontal grow designs • Fish farming tank with observation window • Test beds for introducing new fruit and vegetable production. • Renewable energy use: solar and wind (grid-tie and off grid with battery storage) • Technology and automation • Community room: field trips, observation, research, events, tours, etc. The system will be built onsite in Puerto Rico. These plans include creating a state of the art sustainable agriculture facility, which can be used to educate and instruct participants (onsite and virtual instruction) in the principles of sustainable agriculture as embodied in the model. This will assist in propagation of the model and attract those interested in sustainable agriculture who may have new and additional thoughts and ideas that can be integrated into model design, creating dynamic sustainable knowledge and IP. This creates an additional revenue model for subscribers to benefit from updates on innovations and improvements. System Design Consultants: Fusion Farms has engaged Dennis McClung and his team at Garden Pool to design the system according to the specifications required to succeed in Puerto Rico. Garden Pool is a federally recognized 501©3 international public charity dedicated to research and education of sustainable ways to grow food. Their mission is to develop better ways to grow food and help others do the same. Their operations are based in Mesa, Arizona; their work is global. Dennis McClung is the founder, a designer, and a teacher at Garden Pool. Dennis invented the Garden Pool, wrote the book, developed and manages our web presence. Dennis has also designed several other Garden Pool systems, including the Fantasy Farm, and created many unique GP innovations, such as the 5 Gallon UV Sterilization Bucket. Dennis is the project manager of volunteer builds and is the course instructor for the GP Certified Designers. Dennis believes that sustainable food production helps improve entire communities. Dennis, a full-time volunteer, is the primary researcher and serves as the President and CEO of Garden Pool.

The Team

Officers and Directors

Name: Kendell Lang

Kendell Lang's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chairman and CEO
  Dates of Service: October 30, 2016 - Present
  Responsibilities: Overall financial and operational responsibility

Other business experience in the past three years:

- **Employer:** Fusion Holdings International
  Title: Chairman
  Dates of Service: January 01, 2009 - Present
  Responsibilities: Chairman of the Board, oversight of management operations

Name: Lisa Jander

Lisa Jander's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Executive Director and Co-Founder
  Dates of Service: October 30, 2016 - Present
  Responsibilities: Strategic Relationships, Hiring, Project Management, Construction oversight, overall production responsibility

Other business experience in the past three years:

- **Employer:** Self-Employed
  Title: Author
  Dates of Service: January 06, 2007 - January 06, 2017
  Responsibilities: Lisa wrote the book titled "Dater's Ed: The Driver's Ed Model for Dating"

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor

regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult

environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for

online capital formation.

We may never have an operational product or service

It is possible that there may never be an operational Fusion Farms or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our vanadium flow battery. Delays or cost overruns in the development of our vanadium flow batteries and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. Therefore you must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits

Fusion Farms was formed on October 31, 2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Fusion Farms has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Fusion Farms is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other

relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our shareholders. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our shareholders and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Kendell Lang	404,200	Common Stock	94.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 107,000 of Common Stock.

Common Stock

The amount of security authorized is 860,000 with a total of 430,000 outstanding.

Voting Rights

One vote per share

Material Rights

On April 17, 2019, Fusion Properties Managment Group, Inc. (d/b/a Fusion Farms) filed an amendment increasing the authorized shares of Common Stock of the Company from 20,000 to 860,000. At same time, the Company effected a 43:1 stock split, increasing the pre-offering shares outstanding from 10,000 to 430,000.

All shares issued in this Offering at $430 per share prior to April 17th were included in the stock split, and as a result of the stock split, will own 43 shares of common stock for each share purchased prior to the amendment, resulting in the same percent of ownership of the Company.

All shares sold in the offering subsequent to the amendment will be sold at a price per share of $10.

The pre-money valuation of $4,300,000 has not been affected by this corporate action.

Dividend Rights. Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a

dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

<u>Liquidation Rights</u>. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

<u>Rights and Preferences</u>. The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by any additional classes of stock that we may designate in the future.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:
We can commence limited operations with the maximum offering through this crowdfunding campaign. We have determined that a proof of concept can be achieved and our first harvest accomplished within the May 2019 timeframe. In addition to the crowdfunding raise, we are also exploring government incentives for grants which can be obtained from the Puerto Rico Industrial Development Corporation (PRIDCO) from whom we are leasing our building, as well as the Regional Energy of America Program (REAP) through the USDA and incentives through FIDA (Puerto Rico Department of Agriculture). There is no guarantee that these additional funds can be achieved, but in the event we are successful in our applications this will increase the time which the crowdfunding proceeds will allow us to operate. We can operate the business for one (1) year without revenue, but we will not commence operations without this crowdfunding offering. Our ability to qualify for any available government incentives depend on our successful closing of this crowdfunding offering.

Foreseeable major expenses based on projections:
This is a start-up operation in an empty concrete building which is leased from the Puerto Rico Industrial Development Corporation (PRIDCO). PRIDCO is delivering the facility to us under a lease agreement which includes delivering the building with

basic infrastructure in good working order, i.e. the water meter and water supply is functioning, the power transformer is functioning and we have the ability to connect to the power company for a commercial electric supply account, and that the building has been certified that the roof, the walls, the foundation and the site are all in good working condition. Once we are given possession of the facility, it will be up to us to complete the entire project renovations, which include 1) the exterior aquaculture ponds (the fish tanks, pumps, filtration, irrigation and water cisterns), and 2) the interior Grow facility (racks, lighting, irrigation, drainage, bio-secure netting, harvest and packaging/processing area and interior office/lab spaces). Facility construction costs and the investment in the associated farming, racking, lighting, irrigation, ventilation, pumping and lifting equipment will be the major expenses. All of these line item expenses are delineated in our detailed financial projections.

Future operational challenges:
Maintaining a disease-free ecosystem to ensure healthy fish and crop harvests.

Future challenges related to capital resources:
The results of our first year harvests and associated income will determine the financial viability of our enterprise and future funding will be completely dependent on those first year results.

Future milestones and events:
Have the right selection of produce, selling that produce the right price and having an operational structure that proves our model to be economically viable will determine our ultimate success.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)
10,000 in cash from the founders

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)
These funds are critical to the operation of our company. We are working on grants from the USDA for both the REAP program and the VAN program, so additional capital is possible from those programs for which Fusion Farms is qualified and going through the application process. Fusion Farms is also qualified and applying for incentives available through the Puerto Rico Industrial Development Company for Federal Grants associated with Urban Renewal for our Solar project which qualifies us for up to $250,000 in grant funding. We also qualify for Federal Funding to reimburse us for up to 75% of the costs of training new employees, so that will be a reimbursement after costs incurred.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised

from the **crowdfunding campaign**?)

The Company requires the campaign funds in order to be viable as an entity. Although we have qualified for grants and loan guarantees from the USDA, all of these programs are reimbursement-based programs where the money must be spent in advance and then reimbursed once evidence of payment and invoices are submitted. The USDA is providing us with a loan guarantee and is currently working with our commercial bank, Oriental Bank, who is reviewing our application for a $500,000 Ag Producer Loan.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We will be able to operate for one (1) month if we receive the minimum funding. The expense estimate is based upon our CPA and Lawyer reviewed financial projections which are available for review.

How long will you be able to operate the company if you raise your maximum funding goal?

In our financial projections, we have assumed that all our initial renovation and equipment costs to commence operations and get to initial harvest will be covered in the initial maximum offering amount. We have assumed a staged investment to monitor the capital outlay to the minimal amount in order to get to an early harvest and commence revenue generation. We do not require complete investment of all items listed in our financial projections, so we can hold off on select costs until we have proven our ability to generate crops and achieve both the harvest and sale of our initial crops. Within that amount we have also estimated a minimum staff to achieve first year revenues, however, we will be able to operate for one (1) year if we receive the maximum funding and do not achieve revenues for whatever reason. It is highly likely that our initial harvest can occur as early as May 2019 and that operational cashflow will increase our available capital to invest additional amounts for expansion of the facility for maximum potential output.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We have the ability to apply for SARE grants once we have completed initial operations. We are also considering future crowdfunding as a source of capital once we have completed our initial harvest.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $4,300,000.00

Valuation Details: Based on CPA valuation of projected cash flows. We are projecting gross annual income of $10,199,955. We are projecting operating costs of $4,081,978 leaving us with an estimated annual net income of $6,111,976. Valuation of agricultural operations range from 6 to 12 times annual profit, so the valuation after year 1 is between $36,670,000 and $73,340,000. Looking at this another way, $6,111,976 in net income shows a 16% return on a projected value of $36,670,000.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Operations*
  94.0%
  The use of proceeds from the minimum funding will be focused on implementing a single rack system (one installation) which is the smallest incremental unit we can install to commence operations in a minimalist manner. We would acquire and install one (1) rack, six (6) shelves, six (6) LED grow lights per shelf, install grow trays, install the irrigation system, install the pumps and plant our first floating trays to commence growing to prove our ability to operate even in a limited capacity.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Clean and Prep Site for Install*
  12.0%
  Clean and Prep Site for Install

- *Insulate, build walls, build storage*
  4.0%
  Insulate, build walls, build storage

- *Test mechanicals*
  2.0%
  Test mechanicals

- *Repair roof*
  10.0%

Repair roof

- *Secure building*
  5.0%
  Secure building

- *Design and launch website*
  2.0%
  Design and launch website

- *Materials Delivered for Aquaponics system*
  3.0%
  Materials Delivered for Aquaponics system

- *Dennis McCLung comes with team to build, train, launch aquaponics*
  6.0%
  Dennis McCLung comes with team to build, train, launch aquaponics

- *Stock fish*
  4.0%
  Stock fish

- *Plant seedlings*
  18.0%
  Plant seedlings

- *Hire staff 3-4 people*
  28.0%
  Hire staff 3-4 people

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the

report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.fusionfarmspr.com/ (https://www.fusionfarmspr.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/fusionfarms

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Fusion
Properties Management Group, Inc. d/b/a Fusion Farms

[See attached]

FUSION PROPERTIES MANAGEMENT GROUP, INC.
D/B/A FUSION FARMS

FINANCIAL STATEMENTS
&
INDEPENDENT ACCOUNTANT'S REVIEW REPORT

FOR THE YEARS ENDED
DECEMBER 31, 2016, 2017 AND 2018

FUSION PROPERTIES MANAGEMENT GROUP, INC. D/B/A FUSION FARMS
FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018
_____

<u>INDEX</u>



600 Calle Ramón E. Betances Sur
Mayagüez, P.R. 00680
Tel. / Fax (787) 652-3300
E-mail: crlas.pr@gmail.com

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

Board of Directors of
FUSION PROPERTIES MANAGEMENT GROUP, INC.
D/B/A FUSION FARMS
PO Box 9020703
San Juan, PR 00902-0703

We have reviewed the accompanying financial statements of FUSION PROPERTIES
MANAGEMENT GROUP, INC. D/B/A FUSION FARMS, which comprise the balance sheet as of
December 31, 2016, 2017 & 2018, and the related statements of income and retained
earnings and cash flows for the years then ended, and the related notes to the financial
statements. A review includes primarily applying analytical procedures to management's
financial data and making inquiries of company management. A review is substantially less
in scope than an audit, the objective of which is the expression of an opinion regarding the
financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial
statements in accordance with accounting principles generally accepted in the United States
of America; this includes the design, implementation, and maintenance of internal control
relevant to the preparation and fair presentation of financial statements that are free from
material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on
Standards for Accounting and Review Services promulgated by the Accounting and Review
Services Committee of the AICPA. Those standards require us to perform procedures to
obtain limited assurance as a basis for reporting whether we are aware of any material
modifications that should be made to the financial statements for them to be in accordance
with accounting principles generally accepted in the United States of America. We believe
that the results of our procedures provide a reasonable basis for our conclusion.



600 Calle Ramón E. Betances Sur
Mayagüez, P.R. 00680
Tel. / Fax (787) 652-3300
E-mail: crlas.pr@gmail.com

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

_____

MAYAGÜEZ, PUERTO RICO
APRIL 1, 2019

Stamp number E341284 of the
Certified Public Accountants
Association of Puerto Rico is
attached to the original.

CYNTHIA J RIJO, C.P.A.
LICENSE NUMBER 6,497
EXPIRES ON DECEMBER 1, 2020



FUSION PROPERTIES MANAGEMENT GROUP, INC. D/B/A FUSION FARMS
Balance Sheet
December 31, 2016, 2017 and 2018

	2016	2017	2018
Assets			
Current Assets:			
Cash and equivalents	$ 5,000	$ 5,000	$ 0
Inventory	0	0	0
Total current assets	5,000	5,000	0
Others Assets:			
Machinery and equipment	0	0	0
Vehicule	0	0	0
Propertly betterments	0	0	6,000
Deposits	0	0	3,500
Accumulated depreciation	0	0	0
Total others assets	0	0	9,500
Total Assets	$ 5,000	$ 5,000	$ 9,500
Liabilities and Capital			
Current Liabilities			
Accounts payable	$ 0	$ 0	$ 0
Payroll and sales taxes payable	0	0	0
Note payable - current portion	0	0	0
Total current liabilities	0	0	0
Non Current Liabilities			
Notes payable - non current portion	0	0	0
Total Liabilities	0	0	0
Capital			
Common stocks	5,000	5,000	10,250
Retained Earnings	0	0	(750)
Total Capital	5,000	5,000	9,500
Total Liabilities and Capital	$ 5,000	$ 5,000	$ 9,500

FUSION PROPERTIES MANAGEMENT GROUP, INC. D/B/A FUSION FARMS
Income and Retained Earnings Statement
For the years ended December 31, 2016, 2017 and 2018

	2016	2017	2018
Revenues			
Sales	$ 0	$ 0	$ 0
Cost of goods sold	0	0	0
Gross profit	0	0	-
Operating Expenses			
Salaries and frige benefits	$ 0	$ 0	$ 0
Professional services	0	0	750
Rent	0	0	0
Leases and rentals	0	0	0
Repair and maintenance	0	0	0
Electric expenses	0	0	0
Gas expenses	0	0	0
Water expenses	0	0	0
Phone and communications expenses	0	0	0
Advertising	0	0	0
Supplies and materials	0	0	0
Meals and entertainment	0	0	0
Vehicules expenses	0	0	0
Bank charges	0	0	0
Suscriptions and memberships	0	0	0
Insurance	0	0	0
Sales and distribution	0	0	0
Other tax and licenses	0	0	0
Property tax	0	0	0
Office expenses	0	0	0
Depreciation	0	0	0
Miscellaneous expenses	0	0	0
Total operating expenses	0	0	750
Net income from operations	0	0	(750)
Others Income and (Expenses)			
Interest expenses	0	0	0
Net income before taxes	0	0	(750)
Income tax	0	0	0
Net income	0	0	(750)
Retained earnings, Beginning of the period	0	0	0
Dividends or distributions	0	0	0
Retained earnings, Ending of the period	$ 0	$ 0	$ (750)

FUSION PROPERTIES MANAGEMENT GROUP, INC. D/B/A FUSION FARMS
Cash Flows
For the years ending December 31, 2016, 2017 and 2018

Cash Flow of Operating Activities

	2016	2017	2018
Net income	$ 0	$ 0	$ (750)
Depreciation	0	0	0
Adjustment to reconcile net income with cash obtained from operating activities			
Changes in operating assets and liabilities			
(Increase) decrease in:			
Inventory	0	0	0
Decrease (Increase) in:			
Accounts payable and accumulated expenses	0	0	0
Net cash used from operational activities	0	0	(750)

Cash Flow from Investment Activities

	2016	2017	2018
Disbursements purchase of equipment, furniture and improvements	0	0	(6,000)
Deposits	0	0	(3,500)
Net cash used in investment activities	0	0	(9,500)

Cash Flow of Financial Activities

	2016	2017	2018
Common Stock	5,000	0	5,250
Distributions or dividends paid	0	0	0
Net cash obtained in financial activities	5,000	0	5,250

Net Increase in Cash	5,000	0	(5,000)

Cash:

	2016	2017	2018
At the beginning of the period	0	5,000	5,000
At the end of the period	$ 5,000	$ 5,000	$ 0

Supplementary disclosure of cash flow information:

	2016	2017	2018
Interest paid	$ 0	$ 0	$ 0

Note 1 – Summary of Significant Accounting Practices

The summary of significant accounting practices of FUSION PROPERTIES MANAGEMENT GROUP, INC. is presented to help users in understanding financial statements. The financial statements and notes are a representation of the management of the for-profit corporation, who are responsible for the integrity and objectivity of the same.

Nature of the Business

FUSION PROPERTIES MANAGEMENT GROUP, INC. was formed on December 31, 2016 ("Inception") in the unincorporated United States territory of Puerto Rico. The Company's headquarters are located in Mayagüez, Puerto Rico.

The corporation is established for the administration and operation of comprehensive farming ecosystem using both indoor and outdoor resources, as well as a variety of synergistic fish and plant components.

Basis of the presentation of the financial statements

The financial statements of FUSION PROPERTIES MANAGEMENT GROUP, INC. (which may be referred to as the "Company", "we", or "our") are prepared in accordance with the accounting principles generally accepted in the United States of America ("U.S. GAAP"). Under this method, income and profits are recognized when they accrued and expenses and losses when they are incurred.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Cash and Cash Equivalents

For purpose of the statements of cash flows, the Company considers all highly liquid debts instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from the sale of various agricultural products grown in the indoor vertical farm currently in design when (a) persuasive evidence that an agreement with a qualified distributors exits; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Tax

The Company intends to use a tax rate corresponding to for-profit corporations under the Internal Revenue Code of Puerto Rico. Specifically, the corporation intends to use an assumption of a 4 % tax rate assuming the obtainment of an Act 20 and Act 22 decree.

The Company is subject to tax in Puerto Rico, an unincorporated territory of the United Sates ("U.S") which has entered into certain tax treaties with the U.S. The Company is not subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Inventory

The inventory is valued at the lowest cost or market. The cost was determined using the "first-in first-out" method. The Company maintains no inventory.

_____

Fixed Assets

The acquisition of equipment and machinery and repairs, maintenance and improvements that substantially increase the useful life of the assets are capitalized. FUSION PROPERTIES MANAGEMENT GROUP, INC. uses the straight-line method over an estimated useful life of assets to compute depreciation.

Note 2 – Account Payables

Accounts payable represent amounts payable to suppliers in the ordinary course of business. The amounts are expected to be paid during the subsequent year.

Note 3 – Commitments and Contingencies

We are currently not involved with or know of any pending or threatening litigation against the corporation or any of its officers.

Note 4 – Stockholder's Equity

We have authorized the issuance of 20,000 shares of our common stock with no par value. As of December 31, 2017, the company has currently issued 10,000 shares of our common stock.

Note 5 – Related Party Transactions

The Company has no related party transactions.

_____

Note 6 – Subsequent events

The Company has evaluated subsequent events that occurred after December 31, 2018 through April 1, 2019, the issuance date of these financial statements. There have been no other events or transaction during this time which would have a material effect on the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Become an
impact investor
in Fusion Farms

www.StartEngine.com/FusionFarms

Help us build a food sovereign
future for Puerto Rico

www.FusionFarmsPR.com

FOOD
SOVEREIGNTY
MEANS
FOOD FOR LIFE

FUSION
FARMS

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

<u>Video 1:</u> Fusion Farms: The Vision

The basic purpose of the video is to introduce prospective investors to what happened to Puerto Rico after Hurrican Maria devastated the Island on September 19, 2017. All the statistics and facts in the video are documented in the resource section of the narrative, so all the information in the video is sourced to the originating facts.

September 19, 2017

Hurricane Maria – Category 5

Wind speed up to 175 mph

Total Island Devastation

Power Grid and Water Supply wiped out

80% of farms destroyed

Now, over 90% of food is imported

Farmers have left the island looking for work

Something needs to change

We believe Puerto Rico can Thrive!

Introducing Fusion Farms: Mayaguëz, Puerto Rico

Indoor Vertical Aquaponics Farms: 11,500 sq ft vacant concrete building

Hurricane Protected: Sustainable, Closed-Environment, Renewable Energy

Food Sovereignty/Urban Farming in Puerto Rico

Fusion Farms Vision: Hurricane-protected, closed loop, indoor farming

Renewable Energy: Off-grid – solar-geothermal- rainwater harvesting

Bio-secure Viewing Room: global research – education- schools-community

Office: Business Administration

Control Room: Lab – Data Collection – Systems Control

Kitchen: Cooking and Nutrition Classes

Bio-secure Staff Lounge: Creating Jobs for Puerto Rico

143 Vertical Racks: Non-GMO, All Natural Healthy Produce Grown Locally

Outdoor Aquaponics: Fish provide nutrient-rich water to feed the plants

A healthy future for Puerto Rico: Thank you for your support

WE DON'T MEASURE OUR DAY BY THE HARVEST WE REAP BUT BY THE SEEDS OF HOPE THAT WE PLANT.

Fusion Farms "Growing Puerto Rico": www.FusionFarmsPR.com Invest in the future Puerto Rico

Video 2: Fusion Farms DRONE Approach

This is the approach to our building via DRONE

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts.

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

FUSION PROPERTIES MANAGEMENT GROUP, INC. D/B/A FUSION FARMS

PROSPECTIVE FINANCIAL STATEMENTS
&
INDEPENDENT ACCOUNTANT'S COMPILATION REPORT

FOR THE YEARS ENDING ON
DECEMBER 31, 2019, 2020 AND 2021

FUSION PROPERTIES MANAGEMENT GROUP, INC.
D/B/A FUSION FARMS
PROSPECTIVE FINANCIAL STATEMENTS
FOR THE YEARS ENDING ON
DECEMBER 31, 2019, 2020 AND 2021

Table of Content



600 Calle Ramón E. Betances Sur
Mayagüez, P.R. 00680
Tel. / Fax (787) 652-3300
E-mail: crlas.pr@gmail.com

INDEPENDENT ACCOUNTANT'S COMPILATION REPORT

Board of Directors of
FUSION PROPERTIES MANAGEMENT GROUP, INC.
D/B/A FUSION FARMS
PO Box 103
Rincon, PR 00677

We have compiled the accompanying projected balance sheet, statements of income, retained earnings, and cash flows of FUSION PROPERTIES MANAGEMENT GROUP, INC. DBA FUSION FARMS as of December 31, 2019, 2020 and 2021, and for the year then ending, in accordance with attestation standards established by the American Institute of Certified Public Accountants. The accompanying projection, and this report, were prepared for the purpose of obtaining capital financing to start a new business.

A compilation is limited to presenting in the form of a projection information that is the representation of management and does not include evaluation of the support for the assumptions underlying the projection. We have not examined the projection and, accordingly, do not express an opinion or any other form of assurance on the accompanying statements or assumptions. Furthermore, even if the company obtains the capital financing to start the project, there will usually be differences between the projected and actual results, because events and circumstances frequently do not occur as expected, and those differences may be material. We have no responsibility to update this report for events and circumstances occurring after the date of this report.

The accompanying projection and this report are intended solely for the information and use of investors and financial institution to obtain capital financing to start a new business and is not intended to be and should not be used by anyone other than these specified parties.

MAYAGÜEZ, PUERTO RICO
NOVEMBER 10, 2018

CYNTHIA J RIJO, C.P.A.
LICENSE NUMBER 6,497
EXPIRES ON DECEMBER 1, 2020

Stamp number E341283 of the
Certified Public Accountants
Association of Puerto Rico is
attached to the original.



FUSION PROPERTIES MANAGEMENT GROUP, INC.
D/B/A FUSION FARMS
Projected Balance Sheet
December 31, 2019, 2020 and 2021

	2019	2020	2021
Assets			
Current Assets:			
Cash and equivalents	$ 1,362,117	$ 2,635,352	$ 3,028,862
Inventory	501,900	552,090	607,299
Total current assets	1,864,017	3,187,442	3,636,161
Others Assets:			
Machinery and equipment	1,364,600	1,585,700	1,828,910
Vehicle	139,400	386,900	544,200
Property improvements & betterments	788,000	1,200,500	1,769,200
Invesments	2,000,000	4,250,000	7,000,000
Accumulated depreciation	(146,278)	(382,298)	(717,034)
Deposits	4,000	4,000	4,000
Total others assets	4,149,722	7,044,802	10,429,276
Total Assets	$ 6,013,739	$ 10,232,244	$ 14,065,437
Liabilities and Capital			
Current Liabilities			
Accounts payable	$ 10,017	$ 15,019	$ 19,994
Payroll and sales taxes payable	32,375	35,613	39,174
Provision for income tax	246,313	267,671	291,176
Loan payable - current portion	4,523	4,899	5,306
Total current liabilities	293,228	323,201	355,649
Non Current Liabilities			
Loan payable - non current portion	491,300	486,401	481,095
Total Liabilities	784,528	809,602	836,745
Capital			
Common stocks	500,000	500,000	500,000
Retained Earnings	4,729,210	8,922,642	12,728,692
Total Capital	5,229,210	9,422,642	13,228,692
Total Liabilities and Capital	$ 6,013,739	$ 10,232,244	$ 14,065,437

FUSION PROPERTIES MANAGEMENT GROUP, INC.
D/B/A FUSION FARMS
Projected Statement of Income and Retained Earnings
For the years ending on December 31, 2019, 2020 and 2021

	2019	2020	2021
Revenues			
Sales	$ 10,199,955	$ 11,219,950	$ 12,341,945
Cost of goods sold	2,007,600	2,208,360	2,429,196
Gross profit	8,192,355	9,011,590	9,912,749
Operating Expenses			
Salaries and fringe benefits	$ 565,500	$ 622,050	$ 684,255
Professional services	181,000	199,100	219,010
Rent	36,000	39,600	43,560
Leases and rentals	175,000	192,500	211,750
Repair and maintenance	250,000	275,000	302,500
Electric expenses	12,000	13,200	14,520
Gas expenses	6,000	6,600	7,260
Water expenses	12,000	13,200	14,520
Phone and communications expenses	6,000	6,600	7,260
Advertising	263,000	289,300	318,230
Supplies and materials	45,000	49,500	54,450
Meals and entertainment	5,000	7,500	10,000
Vehicles expenses	80,000	88,000	96,800
Bank charges	600	660	726
Suscriptions and memberships	1,000	1,500	2,000
Insurance	50,000	55,000	60,500
Sales and distribution	186,000	204,600	225,060
Other tax and licenses	15,800	17,380	19,118
Property tax	12,000	13,200	14,520
Office expenses	1,200	1,320	1,452
Depreciation	146,278	236,020	334,736
Miscellaneous expenses	25,000	27,500	30,250
Total operating expenses	2,074,378	2,359,330	2,672,477
Net income from operations	6,117,976	6,652,260	7,240,272
Others Income and (Expenses)			
Interest expenses	39,849	39,502	39,127
Net income before taxes	6,157,826	6,691,763	7,279,399
Income tax	(246,313)	(267,671)	(291,176)
Net income	5,911,513	6,424,092	6,988,223
Retained earnings, Beginning of the period	0	4,729,210	8,922,642
Dividends or distributions	(1,182,303)	(2,230,660)	(3,182,173)
Retained earnings, Ending of the period	$ 4,729,210	$ 8,922,642	$ 12,728,692

FUSION PROPERTIES MANAGEMENT GROUP, INC.
Projected Cash Flows
For the years ending on
December 31, 2019, 2020 and 2021

Cash Flow of Operating Activities

	2019	2020	2021
Net income	$ 5,911,513	$ 6,424,092	$ 6,988,223
Depreciation	146,278	236,020	334,736
Adjustment to reconcile net income with cash obtained from operating activities			
Changes in operating assets and liabilities			
(Increase) decrease in:			
Inventory	(501,900)	(50,190)	(55,209)
Decrease (Increase) in:			
Accounts payable and accumulated expenses	288,705	29,597	32,042
Net cash used from operational activities	5,844,596	6,639,519	7,299,792
Cash Flow from Investment Activities			
Disbursements purchase of equipment, furniture and improvements	(2,292,000)	(881,100)	(969,210)
Investments	(2,000,000)	(2,250,000)	(2,750,000)
Deposits	(4,000)	0	0
Net cash used in investment activities	(4,296,000)	(3,131,100)	(3,719,210)
Cash Flow of Financial Activities			
Proceeds from common stock	500,000	0	0
Proceeds from loan	500,000	0	0
Funds used in note payable	(4,177)	(4,523)	(4,899)
Distributions or dividends paid	(1,182,303)	(2,230,660)	(3,182,173)
Net cash obtained in financial activities	(186,479)	(2,235,184)	(3,187,072)
Net Increase in Cash	1,362,117	1,273,235	393,510
Cash:			
At the beginning of the period	0	1,362,117	2,635,352
At the end of the period	$ 1,362,117	$ 2,635,352	$ 3,028,862
Supplementary disclosure of cash flow information:			
Interest paid	$ 39,849	$ 39,502	$ 39,127

Note 1 – Summary of Significant Accounting Practices

The summary of significant accounting practices of FUSION PROPERTIES MANAGEMENT GROUP, INC. is presented to help users in understanding prospective financial statements. The prospective financial statements and notes are a representation of the management of the for-profit corporation, who are responsible for the integrity and objectivity of the same.

Nature of the Business

FUSION PROPERTIES MANAGEMENT GROUP, INC. is a for-profit corporation organized under the laws of the Commonwealth of Puerto Rico.

The corporation is established for the administration and operation of comprehensive farming ecosystem using both indoor and outdoor resources, as well as a variety of synergistic fish and plant components.

Basis of the presentation of the financial statements

FUSION PROPERTIES MANAGEMENT GROUP, INC. prepared the prospective financial statements according to generally accepted accounting principles. These principles require that business accounting be recorded under the accumulation method. Under this method, income and profits are recognized when they accrued and expenses and losses when they are incurred.

Use of Estimates

The preparation of the prospective financial statements in accordance with generally accepted accounting principles includes the use of estimates that affect the financial statements. Therefore, the current results may vary from the estimates.

Inventory

The inventory is valued at the lowest cost or market. The cost was determined using the "first-in first-out" method. The inventory turn-over fluctuates between 21 and 75 days.

Fixed Assets

The acquisition of equipment and machinery and repairs, maintenance and improvements that substantially increase the useful life of the assets are capitalized. FUSION PROPERTIES MANAGEMENT GROUP, INC. uses the straight-line method over an estimated useful life of assets to compute depreciation.

Note 2 – Account Payables

Accounts payable represent amounts payable to suppliers in the ordinary course of business. The amounts are expected to be paid during the subsequent year.

Note 3 – Income Tax

The corporation uses a tax rate corresponding to for-profit corporations under the Internal Revenue Code of Puerto Rico. Specifically, the corporation used an assumption of a 4% tax rate assuming the obtention of an Act 20 and Act 22 decree.

Note 4 – Significant Assumptions

The preparation of the Prospective Financial Statements (EFP) includes a summary of significant assumptions reflecting conditions that directors and management expect to exist. The assumptions are based on information about circumstances and conditions existing at the time of preparation and were used to project the income and expenses of the corporation for profit.

SUMMARY OF SIGNIFICANT ASSUMPTIONS

Number 1: Income and Cost of Sales From January 1, 2019 @ December 31, 2021		Year 2019	Year 2020	Year 2021
Revenues	Sales of:			
Item 1	Tomatos	$ 36,690.60	$ 40,359.66	$ 44,395.63
Item 2	Bell Peppers	8,890.67	9,779.74	10,757.71
Item 3	Cucumbers	11,919.79	13,111.77	14,422.95
Item 4	Cilantro	27,892.31	30,681.54	33,749.69
Item 5	Basil	91,521.64	100,673.80	110,741.18
Item 6	Mint	7,437,949.01	8,181,743.91	8,999,918.30
Item 7	Microgreens	2,585,090.79	2,843,599.87	3,127,959.85
Item 8	Tilapia	0.00	0.00	0.00
Total Revenues		$ 10,199,954.81	$ 11,219,950.29	$ 12,341,945.31

Supplementary data:

a. See assumption # 10 (Production and Sales Projection)

Cost of Goods Sold				
Item 1	Seed & Soil Materials	$ 740,000.00	$ 814,000.00	$ 895,400.00
Item 2	Direct Labor - Farm Employees	1,267,600.00	1,391,360.00	1,533,796.00
Total Cost of Goods Sold		$ 2,007,600.00	$ 2,208,360.00	$ 2,429,196.00

Supplementary data:

a. See assumption # 11 (Detailed Materials for CGS)

Number 2: Employees From January 1, 2019 @ December 31, 2021	Year 2019	Year 2020	Year 2021
	2019	2020	2021
1. Direct Farm Payroll			
a. Manager salaries	$ 360,000.00	$ 396,000.00	$ 435,600.00
b. Hourly payroll	320,000.00	352,000.00	387,200.00
c. Temporary workers	180,000.00	198,000.00	217,800.00
d. Fringe benefits	258,000.00	283,800.00	312,180.00
e. Workers compensation insurance	103,200.00	113,520.00	124,872.00
f. Payroll taxes	34,400.00	37,840.00	41,624.00
g. Payroll service fees	12,000.00	13,200.00	14,520.00
Sub-total Direct Labor Cost (Transfer to Cost of Goods Sold)	1,267,600.00	1,391,360.00	1,533,796.00
2. Volunteer Expenses	75,000.00	82,500.00	90,750.00
3. Administrative Payroll	120,000.00	132,000.00	145,200.00
4. Training and Professional Development	240,000.00	264,000.00	290,400.00
5. Fringe Benefits (Item 2, 3 & 4)	130,500.00	143,550.00	157,905.00
Sub-total Administrative Salaries (Transfer to Operating Expenses)	565,500.00	622,050.00	684,255.00
Total Employees Salaries and Benefits	$ 3,666,200.00	$ 4,032,820.00	$ 4,436,102.00

Number 3: Professional Services From January 1, 2019 @ December 31, 2021		Year 2019	Year 2020	Year 2021
Item 1	Accounting	$ 36,000.00	$ 39,600.00	$ 43,560.00
	Consulting	24,000.00	26,400.00	29,040.00
	Contractors	60,000.00	66,000.00	72,600.00
	Legal	36,000.00	39,600.00	43,560.00
	Others	25,000.00	27,500.00	30,250.00
	Total Servicios Profesionales	$ 181,000.00	$ 199,100.00	$ 219,010.00

Numero 4: Other Operating Expenses From January 1, 2019 @ December 31, 2021		Year 2019	Year 2020	Year 2021
Item 1	Rent (Facilities)	$ 36,000.00	$ 39,600.00	$ 43,560.00
Item 2	Equipment leases (Long-term)	125,000.00	137,500.00	151,250.00
Item 3	Rentals (Short-term or daily)	50,000.00	55,000.00	60,500.00
Item 4	Repair and maintenance	250,000.00	275,000.00	302,500.00
Item 5	Electric	12,000.00	13,200.00	14,520.00
Item 6	Gas expenses	6,000.00	6,600.00	7,260.00
Item 7	Water expenses	12,000.00	13,200.00	14,520.00
Item 8	Communication (Telephone, internet, etc.)	6,000.00	6,600.00	7,260.00
Item 9	Advertising and marketing	263,000.00	289,300.00	318,230.00
Item 10	Supplies and materials	45,000.00	49,500.00	54,450.00
Item 11	Meals and entertainment	5,000.00	7,500.00	10,000.00
Item 12	Vehicle expenses	80,000.00	88,000.00	96,800.00
Item 13	Bank charge	600.00	660.00	726.00
Item 14	Suscriptions and membership	1,000.00	1,500.00	2,000.00
Item 15	Insurance	50,000.00	55,000.00	60,500.00
Item 16	Sales and distribution	186,000.00	204,600.00	225,060.00
Item 17	Other tax and licenses	15,800.00	17,380.00	19,118.00
Item 18	Property tax	12,000.00	13,200.00	14,520.00
Item 19	Office expenses	1,200.00	1,320.00	1,452.00
Item 20	Miscellaneous expenses	25,000.00	27,500.00	30,250.00
Total Other Operating Expenses		$ 1,181,600.00	$ 1,302,160.00	$ 1,434,476.00

Supplementary data:

Estimated amounts based on esfinates and business experience.

Number 5: Fixed Assets From January 1, 2019 @ December 31, 2021		Year 2019	Year 2020	Year 2021
Line: Acquisition of Fixed Assets				
Item 1	Machinery and equipment	$ 659,300.00	$ 137,500.00	$ 151,250.00
	Computer and office equipment	31,000.00	34,100.00	37,510.00
	Tools	95,000.00	104,500.00	114,950.00
	Tractor	75,000.00	82,500.00	90,750.00
	Truck	59,700.00	60,500.00	66,550.00
	Other	45,000.00	49,500.00	54,450.00
	Property improvements & betterments	581,500.00	412,500.00	453,750.00
		$ 1,546,500.00	$ 881,100.00	$ 969,210.00

a. See project cost distribution

Number 6: Depreciation From January 1, 2019 @ December 31, 2021		Year 2019	Year 2020	Year 2021
	Current Depreciation			
Item 1	Computer and electronic equipment (3 yrs)	$ 10,333.33	$ 21,700.00	$ 34,203.33
	Machinery and equipment (10 yrs)	65,930.00	79,680.00	94,805.00
	Vehicles (5 yrs)	26,940.00	55,540.00	87,000.00
	Other (10 yrs)	14,000.00	29,400.00	46,340.00
	Property Betterments (20 yrs)	29,075.00	49,700.00	72,387.50
	Total Depreciation	$ 146,278.33	$ 236,020.00	$ 334,735.83
	Accumulated Depreciation			
	Equipment purchased in previous years	$ 0.00	$ 146,278.33	$ 382,298.33
	Equipment purchased in current year	146,278.33	236,020.00	334,735.83
	Total Accumulated Depreciation	$ 146,278.33	$ 382,298.33	$ 717,034.17

Number 7: Project Cost		Quantity	

Item:

1. Machinery and Equipment	$	534,300.00	
2. Building Design and Construction		206,500.00	
3. Vehicles (SUV)		4,700.00	
4. Building lease and utilities deposit		4,000.00	
5. Working Capital		250,500.00	
Total	$	1,000,000.00	

Supplementary Data

Number 8: Source of Funding		Quantity	

Item:

1. Stockholder's initial investment	$	500,000.00	
2. Loan Payable to Financial Institution		500,000.00	
Total	$	1,000,000.00	

Supplementary Data

Number 9: Loan Payable ($ 500,000 loan at 8% interest rate for 30 years)	Year 2019	Year 2020	Year 2021

Item:

1. Interest payment	$ 39,849.06	$ 39,502.39	$ 39,126.94
2. Principal payment	4,176.78	4,523.45	4,898.90
Total de disbursements	$ 44,025.84	$ 44,025.84	$ 44,025.84
3. Balance at December 31, 2019, 2020 and 2021	$ 495,823.22	$ 491,299.77	$ 486,400.87

FUSION PROPERTIES MANAGEMENT GROUP, INC.
D/B/A FUSION FARMS
Summary of Significant Assumptions
For the years ending on
December 31, 2019, 2020 and 2021

Number 10: Production and Sales Projection Detail

	%	Tomatoes	Bell Peppers	Cucumbers	Cilantro	Basil	Mint	Microgreens	Tilapia
Number of Racks Allocated (as % of Total Racks)	100%	1.00%	1.00%	1.00%	2.00%	5.00%	80.00%	10.00%	
Number of Racks Allocated	880	8.8	8.8	8.8	17.6	44	704	88	
Production per Month KG									
Production per Month Ounces		12,230	8,232	12,416	2,324	10,169	619,829	143,616	
Price per KG									
Price per Ounce		$0.25	$0.09	$0.08	$1.00	$0.75	$1.00	$1.50	
Revenue per Month		$3,058	$741	$993	$2,324	$7,627	$619,829	$215,424	
Annual Increase	10%								
	Total								
Projected Sales Year 2019	$10,199,954.81	$36,690.80	$8,890.67	$11,919.79	$27,892.31	$91,521.64	$7,437,949.01	$2,585,090.79	
Projected Sales Year 2020	$11,219,950.29	$40,359.66	$9,779.74	$13,111.77	$30,681.54	$100,673.80	$8,181,743.91	$2,843,599.87	
Projected Sales Year 2021	$12,341,945.32	$44,395.63	$10,757.71	$14,422.95	$33,749.69	$110,741.18	$8,999,918.30	$3,127,959.85	

Number 11: Detailed Materials for Cost of Goods Sold

	Year 2019	Year 2020	Year 2021
Seed & Soil Materials			
Organic fertilizers and natural pesticides	$ 115,000	$ 126,500	$ 139,150
Seed/seedlings	125,000	137,500	151,250
Water preparation	125,000	137,500	151,250
Supplies	175,000	192,500	211,750
Other	200,000	220,000	242,000
Total Materials for Cost of Goods Sold (COGS)	$ 740,000	$ 814,000	$ 895,400

FUSION PROPERTIES MANAGEMENT GROUP, INC.
D/B/A FUSION FARMS
Summary of Significant Assumptions
For the years ending on
December 31, 2019, 2020 and 2021

Number 12: Loan Amortization Table					

Loan Amount	$	500,000			
Annual Interest		8.00%			
Term		30			
First Payment Date		1/1/2019			
Frecuency		Monthly			

Summary

Rate (per period)	0.667%	
Payment (per period)	$3,668.82	

No.	Date	Monthly Payment	Additional Payment	Interest	Principal	Balance
						$500,000.00
1	1/1/2019	3,668.82	0.00	3,333.33	335.49	499,664.51
2	2/1/2019	3,668.82	0.00	3,331.10	337.72	499,326.79
3	3/1/2019	3,668.82	0.00	3,328.85	339.97	498,986.82
4	4/1/2019	3,668.82	0.00	3,326.58	342.24	498,644.58
5	5/1/2019	3,668.82	0.00	3,324.30	344.52	498,300.06
6	6/1/2019	3,668.82	0.00	3,322.00	346.82	497,953.24
7	7/1/2019	3,668.82	0.00	3,319.69	349.13	497,604.11
8	8/1/2019	3,668.82	0.00	3,317.36	351.46	497,252.65
9	9/1/2019	3,668.82	0.00	3,315.02	353.80	496,898.85
10	10/1/2019	3,668.82	0.00	3,312.66	356.16	496,542.69
11	11/1/2019	3,668.82	0.00	3,310.28	358.54	496,184.15
12	12/1/2019	3,668.82	0.00	3,307.89	360.93	495,823.22
13	1/1/2020	3,668.82	0.00	3,305.49	363.33	495,459.89
14	2/1/2020	3,668.82	0.00	3,303.07	365.75	495,094.14
15	3/1/2020	3,668.82	0.00	3,300.63	368.19	494,725.95
16	4/1/2020	3,668.82	0.00	3,298.17	370.65	494,355.30
17	5/1/2020	3,668.82	0.00	3,295.70	373.12	493,982.18
18	6/1/2020	3,668.82	0.00	3,293.21	375.61	493,606.57
19	7/1/2020	3,668.82	0.00	3,290.71	378.11	493,228.46
20	8/1/2020	3,668.82	0.00	3,288.19	380.63	492,847.83
21	9/1/2020	3,668.82	0.00	3,285.65	383.17	492,464.66
22	10/1/2020	3,668.82	0.00	3,283.10	385.72	492,078.94
23	11/1/2020	3,668.82	0.00	3,280.53	388.29	491,690.65
24	12/1/2020	3,668.82	0.00	3,277.94	390.88	491,299.77
25	1/1/2021	3,668.82	0.00	3,275.33	393.49	490,906.28
26	2/1/2021	3,668.82	0.00	3,272.71	396.11	490,510.17
27	3/1/2021	3,668.82	0.00	3,270.07	398.75	490,111.42
28	4/1/2021	3,668.82	0.00	3,267.41	401.41	489,710.01
29	5/1/2021	3,668.82	0.00	3,264.73	404.09	489,305.92
30	6/1/2021	3,668.82	0.00	3,262.04	406.78	488,899.14
31	7/1/2021	3,668.82	0.00	3,259.33	409.49	488,489.65
32	8/1/2021	3,668.82	0.00	3,256.60	412.22	488,077.43
33	9/1/2021	3,668.82	0.00	3,253.85	414.97	487,662.46
34	10/1/2021	3,668.82	0.00	3,251.08	417.74	487,244.72
35	11/1/2021	3,668.82	0.00	3,248.30	420.52	486,824.20
36	12/1/2021	3,668.82	0.00	3,245.49	423.33	486,400.87